UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        LandAmerica Financial Group, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    514936103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Carl Casler
                        c/o Viking Global Performance LLC
                          55 Railroad Avenue, 3rd Floor
                               Greenwich, CT 06850
                                 (203) 863-5039

                                With a Copy to:
                             Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                 (212) 756-2000

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 1, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                          (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 2 of 9 Pages
----------------------------                        ----------------------------



------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Viking Global Performance LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,353,200
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,353,200
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,353,200
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.9%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 3 of 9 Pages
----------------------------                        ----------------------------


------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Viking Global Investors LP
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,353,200
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,353,200
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,353,200
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.9%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 4 of 9 Pages
----------------------------                        ----------------------------


------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              O. Andreas Halvorsen
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Norway
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,353,200
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,353,200
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,353,200
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.9%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 5 of 9 Pages
----------------------------                        ----------------------------


------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              David C. Ott
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,353,200
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,353,200
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,353,200
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.9%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 6 of 9 Pages
----------------------------                        ----------------------------



ITEM 1.    SECURITY AND ISSUER

        This statement on Schedule 13D relates to the shares of Common Stock, no par value (the "Shares"), of LandAmerica Financial Group, Inc., a Virginia corporation (the "Issuer"). The principal executive office of the Issuer is located at 5600 Cox Road, Glen Allen, Virginia 23060.


ITEM 2.              IDENTITY AND BACKGROUND

        (a) This statement is filed by Viking Global Performance LLC, a Delaware limited liability company ("VGP"), Viking Global Investors LP, a Delaware limited partnership ("VGI"), O. Andreas Halvorsen ("Halvorsen") and David C.
Ott ("Ott") (collectively the "Reporting Persons").

        (b) The principal business address for VGP and VGI is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06850. The principal business address for Messrs. Halvorsen and Ott is c/o Viking Global Investors LP, 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06850.

        (c) The principal business of VGP is investing for funds and accounts under its management. VGP is the general partner of Viking Global Equities LP ("VGE-LP") and investment manager of Viking Global Equities III Ltd. ("VGE-LTD") and VGE-III Portfolio Ltd. ("VGE-III")(collectively, the "Funds"). VGI provides managerial services to the Funds. Messrs. Halvorsen and Ott are members of the operating committee of VGP and managing directors of Viking Global Partners LLC, which is the general partner of VGI.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Halvorsen is a citizen of Norway, and Mr. Ott is a citizen of the United States.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Funds for the purchase of the Shares reported herein held by VGE-LP and VGE-III were derived from their respective general working capital. A total of approximately $90.2 million was paid to acquire such Shares.


ITEM 4.   PURPOSE OF TRANSACTION

        The Reporting Persons previously filed a Schedule 13G with respect to the Shares on March 9, 2007. The Reporting Persons originally acquired the Shares for investment purposes in the ordinary course of business because

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 7 of 9 Pages
----------------------------                        ----------------------------


they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

        On June 1, 2007, VGI delivered a letter to the Issuer stating that, while it has generally been pleased with management's execution over the last two years, it believes that the next appropriate step in value creation for shareholders is a sale of the Issuer. VGI believes that an acquisition of the Issuer by one of its larger competitors would result in synergies approximating $6.00 to $7.00 per Share and would afford shareholders a substantial return in the form of a control premium at the time of the sale. VGI, therefore, requested that the Issuer's Board of Directors engage an investment bank to solicit interest from potential acquirers on the Issuer's behalf. A copy of the letter is attached hereto as Exhibit A and is incorporated herein by reference.

        Except as described herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives intend to review their investment in the Issuer on a continuing basis and may, at any time and from time to time, engage in discussions with management, the Issuer's Board of Directors, other stockholders of the Issuer, potential acquirers and other appropriate third parties concerning the business, operations, board composition, management, strategy, potential sale, and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the close of business on May 31, 2007, the Reporting Persons beneficially owned an aggregate of 1,353,200 Shares, constituting approximately 7.9% of the Shares outstanding.

         The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 17,107,356 Shares outstanding, which is the total number of Shares outstanding as of April 25, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2007.

        (b) VGP is the general partner of VGE-LP and investment manager of VGE-III and VGE-LTD and consequently has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 521,000 shares held by VGE-LP and the 832,200 shares held by VGE-III. VGE-III holds the securities acquired by VGE-LTD. VGI provides managerial services to the Funds, and consequently also has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 521,000 shares held by VGE-LP and the 832,200 shares held by VGE-III. By virtue of their positions as members of the operating committee of VGP and managing directors of Viking Global Partners LLC, which is the general partner of VGI, Messrs. Halvorsen and Ott are also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which VGP and VGI have voting power or dispositive power.

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 8 of 9 Pages
----------------------------                        ----------------------------



Accordingly, the Reporting Persons are deemed to have shared voting and dispositive power with respect to an aggregate of 1,353,200 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto and is incorporated herein by reference. Unless otherwise indicated, all such transactions were effected in the open market.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 960,000 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as appendices and exhibits:

Appendix I:  Transactions Effected During the Past Sixty Days

Appendix II: Joint Filing Agreement

Exhibit A:   Letter to the Issuer's Board of Directors

----------------------------                        ----------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 9 of 9 Pages
----------------------------                        ----------------------------


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 1, 2007
                                 VIKING GLOBAL PERFORMANCE LLC


                                 By: /s/ O. Andreas Halvorsen
                                 ---------------------------
                                 Name:  O. Andreas Halvorsen
                                 Title: Chief Investment Officer



                                 VIKING GLOBAL INVESTORS LP
                                 By: Viking Global Partners LLC,
                                 its General Partner

                                 By: /s/ O. Andreas Halvorsen
                                 ---------------------------
                                 Name:  O. Andreas Halvorsen
                                 Title: Managing Director



                                 /s/ O. Andreas Halvorsen
                                 ------------------------------
                                 O. Andreas Halvorsen



                                 /s/ David C. Ott
                                 ------------------------------
                                 David C. Ott

                                   APPENDIX I

                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All transactions were regular market transactions effected on The NYSE)

I. Transactions effected by VGE-LP

-------------      -------------     ----------
Date of              Amount of       Price per
transaction           shares           share
                   Bought/(Sold)
-------------     --------------     ----------
 4/2/2007              (27,200)         73.91
4/19/2007                3,700          79.67
4/19/2007                  100          79.27
4/19/2007               10,700          79.35
5/18/2007                2,500          88.64
5/18/2007              115,800          89.11
5/18/2007             (115,800)         89.11
5/18/2007                3,900          89.01
5/18/2007                1,500          88.49
5/21/2007               10,400          90.41
5/21/2007               19,500          90.60
5/22/2007                1,400          90.64
5/22/2007                5,600          90.83
5/23/2007                4,300          90.99
5/23/2007                3,500          90.96
5/23/2007               21,700          90.98


II. Transactions effected by VGE-III

-------------      -------------    -----------
Date of              Amount of       Price per
transaction           shares           share
                   Bought/(Sold)
-------------     --------------     ----------

 4/2/2007               27,200          73.91
4/19/2007                5,800          79.67
4/19/2007                  100          79.27
4/19/2007               17,000          79.35
5/18/2007                4,100          88.64
5/18/2007              184,200          89.11
5/18/2007             (184,200)         89.11
5/18/2007                6,200          89.01
5/18/2007                2,300          88.49
5/21/2007               16,600          90.41
5/21/2007               31,000          90.60
5/22/2007                2,100          90.64
5/22/2007                8,900          90.83
5/23/2007                6,900          90.99
5/23/2007                5,600          90.96
5/23/2007               34,500          90.98

                                   APPENDIX II

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  June 1, 2007


                                 VIKING GLOBAL PERFORMANCE LLC


                                 By: /s/ O. Andreas Halvorsen
                                 ---------------------------
                                 Name:  O. Andreas Halvorsen
                                 Title: Chief Investment Officer



                                 VIKING GLOBAL INVESTORS LP
                                 By: Viking Global Partners LLC,
                                 its General Partner

                                 By: /s/ O. Andreas Halvorsen
                                 ---------------------------
                                 Name:  O. Andreas Halvorsen
                                 Title: Managing Director



                                 /s/ O. Andreas Halvorsen
                                 ------------------------------
                                 O. Andreas Halvorsen



                                 /s/ David C. Ott
                                 ------------------------------
                                 David C. Ott

                                    EXHIBIT A

                    LETTER TO THE ISSUER'S BOARD OF DIRECTORS

June 1, 2007

LandAmerica Financial Group, Inc.
5600 Cox Road
Glen Allen, Virginia 23060

To the Board of Directors:

         Viking owns 1,353,200 million shares, or 7.9% of the outstanding shares of LandAmerica Financial Group ("LandAmerica" or the "Company") as of May 31, 2007. Viking has held shares in LandAmerica over the last two years, and we have generally been pleased with management's execution during this time period. Management has substantially improved shareholder returns through the redomestication of LandAmerica's title insurance subsidiaries to Nebraska and through the initiation of Project Fusion. The redomestication of capital will shrink the outstanding equity base of the Company, allowing it to improve its currently depressed return on equity. Moreover, we are confident that a successful implementation of Project Fusion will result in a narrowing of the gap between operating margins of the Company and the operating margins of its larger competitors.

         While we applaud management for the programs outlined above, at this time we believe the company should consider other options as well. Based on previous large-scale acquisitions in the title insurance industry, we believe that an acquisition of LandAmerica by one of its larger competitors would result in synergies approximating $6.00 to $7.00 per LandAmerica share, thereby nearly doubling its earnings per share. While the announced savings from Project Fusion amount to $35 million in stand-alone cost savings by 2009, the synergies realized in a sale of the company could exceed $200 million. We believe that there is considerable interest in LandAmerica from strategic acquirers and the likelihood of consummating a deal is high. It is our opinion that management and the Board of Directors should actively explore such an option.

         Management and the Board of Directors of LandAmerica have an opportunity to crown their substantial achievements to date by remaining open to all potential avenues of value creation. We strongly believe that a sale of the Company is the highest and best form of value creation available to shareholders. A sale would afford shareholders a substantial return in the form of a control premium at the time of the sale and in the form of synergies that will result from the sale. We believe that the potential for substantial value creation from a sale of the Company warrants action. Therefore, we request that LandAmerica's Board of Directors engage an investment bank to solicit indications of interest from potential acquirers. We would expect LandAmerica's Board of Directors to carefully consider all acquisition proposals relative to the attractiveness of remaining independent.


Regards,

/s/ Andreas Halvorsen                           /s/ Daniel Sundheim
----------------------------                    -------------------------------
Chief Investment Officer                        Portfolio Manager